
02016092

International Electronics, Inc. Annual Report



World-class access control
one door at a time.™

THE COMPANY

International Electronics, Inc. ("IEI") designs, manufactures and markets electronic security equipment used in residential, industrial and commercial security systems. IEI's product lines include its Door-Gard™ and Secured Series™ access control and digital keypad products, glassbreak sensors, VoiceKey™ voice verification access control systems and technology, and its PowerKey™ industrial access control products. IEI markets its security products to the leading distribution and installation companies serving the electronic security industry primarily in the United States as well as in Canada, Eastern and Western Europe, Central and South America, Asia and Australia/New Zealand. For more information about IEI and access to our press releases, SEC filings and other investor relations data, please visit our website at www.ieib.com.

Except for the historical information contained herein, the matters discussed in this Annual Report are forward looking statements that involve risks and uncertainties, which could cause actual results to differ materially from those projected. Certain of these risks and uncertainties are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

MESSAGE FROM THE PRESIDENT

Dear Shareholder,

I am pleased to report that IEI has recorded its sixth consecutive year of profitable operations during a period of overall economic difficulty. Our results for fiscal year 2001, which ended on August 31, 2001, demonstrated the continued strength of IEI's leadership position in the rapidly growing access control market. The momentum of our fourth quarter has continued into fiscal year 2002 with the introduction of new products, significant repeat orders from our customer base, expanded marketing activities and our ability to maintain profit margins despite competitive challenges.

In reviewing the full fiscal year 2001, net sales for the fiscal year were $10,584,081 compared with $11,452,278 for fiscal year 2000 representing a decrease of 8%. Operating income for fiscal year 2001 was $128,413 compared with $222,716 for fiscal year 2000. Net income for fiscal 2001 was $136,200 or $0.08 per diluted share compared with net income of $354,765 or $0.21 per diluted share for the prior year. It should be noted that net income for fiscal 2000 benefited from reversal of valuation allowances of $95,000 related to tax assets.

For the past several years, IEI has enjoyed a financial condition that has grown in strength and that trend continues. Our current ratio as of August 31, 2001 improved to 2.7 compared to 2.4 at the end of fiscal 2000. In fiscal 2001, we had net cash flow provided by operating activities of approximately $160,000 with this trend continuing in the first quarter of fiscal 2002 with net cash flow provided by operating activities of approximately $400,000.

We are all aware of the recession and the resulting downturn in the economy which occurred during IEI's fiscal year 2001. Despite the difficult environment, our employees worked very diligently and their efforts maintained positive operating margins and allowed IEI to record its sixth consecutive year of profitable operations.

There continues to be uncertainty over the timing of economic recovery. The tragic events of last fall have provided further uncertainty for the nation's economy. As an electronic security manufacturer, however, and specifically a manufacturer of electronic access control equipment, we believe that our market segment which has been driven principally by financial and liability concerns, will also see increased demand due to general concerns about safety.

Clearly everyone is aware and is affected by new demands for electronic access control. Now, simply getting into many buildings in cities across the United States, which had been taken for granted, often requires a card with a picture and verification at an access control card reader. These are today's realities. We have taken significant steps to bolster our access control product lines as well as to focus our marketing and sales efforts in this market segment.

At the end of our last fiscal year we introduced new access control software for our Secured Series access control line aimed at the expanding commercial market. New studies indicate a 13% growth in the access control market over the next five years. We anticipate continued updates to our software during fiscal 2002 aimed at providing more value for our entire distribution channel. These products are used in a wide variety of applications including day care centers, pharmacies, offices, municipal buildings such as courthouses, police and fire stations, and storage facilities. In January 2002, IEI introduced its battery operated, stand-alone Door-Gard™ LS-1 Intelligent Lockset. The LS-1 is a complete single door system, which contains both the electronic controller and the lock for the door. This versatile stand-alone unit can be used either indoors or outdoors. With these features, the LS-1 is suitable for a variety of single door access control applications found in airports, hospitals, municipal buildings, universities and offices.

Critical to our success over the years has been our reputation for excellent customer service and product quality. In today's competitive environment, throughout our organization, we recognize that maintaining and improving on that reputation is the key criteria for establishing and continuing long term relationships with our customers. In that regard, one of the most rewarding accomplishments for any company is the receipt of a sizeable repeat order from an existing customer. We recently announced that Travel Centers of America ("TCA"), the largest travel center network in the United States, provided IEI with an order for approximately $550,000 for additional IEI serial communication controllers which will be used for TCA's computerized reservation system for access to shower facilities. This order is expected to ship in the second and third quarters of fiscal 2002.

IEI is in a sound financial position that allows management to examine opportunities for internal growth and from alliances or acquisitions of complimentary businesses, technology or products. Management has exercised patience in searching for such opportunities and will continue to do so in seeking to develop added value.

The past year has been difficult in many ways. I would like to express my sincere appreciation to our employees for their dedication on behalf of IEI. Through their outstanding efforts, IEI enters fiscal 2002 in a strong position to prepare for new challenges in our market and in the economy. I am also grateful to our shareholders for their continued support, and look forward to reporting to you throughout the year.

Sincerely,



John Waldstein
President and Chief Executive Officer

INTERNATIONAL ELECTRONICS INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended August 31				
	2001	2000	1999	1998	1997
Net sales	$10,584,081	$11,452,278	$9,425,569	$9,651,603	$9,173,580
Net income	136,200	354,765	555,470	530,129	70,144
Net income per share:					
Basic	0.09	0.23	0.37	0.36	0.05
Diluted	0.08	0.21	0.35	0.34	0.04
Total assets	4,781,136	4,800,628	4,165,153	3,312,012	3,026,173
Long-term obligations	201,488	188,543	117,668	82,859	68,369
Shareholders' equity	3,012,649	2,861,464	2,459,288	1,892,962	1,350,951
Research and development	1,045,389	1,201,859	731,302	537,426	520,629

Note: No cash dividends were paid in the above years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(as set forth in the Company's Form 10-KSB for the year ended August 31, 2001)

Liquidity and Capital Resources

As of August 31, 2001, the Company had $2,613,067 in working capital as compared to $2,456,956 at August 31, 2000. The ratio of current assets to current liabilities as of August 31, 2001 was 2.7, as compared to 2.4 in 2000 and 2.2 in 1999. The debt to equity ratio was 0.6 at August 31, 2001 and 0.7 at both August 31, 2000 and 1999. The increases in working capital and current ratio and decrease in debt to equity ratio in 2001 from 2000 are primarily due to the Company's operating income and a reduction in current liabilities. The increase in the current ratio in 2000 from 1999 is primarily the result of the Company's operating income and the deferred income tax assets for fiscal 2000.

Net capital expenditures were $299,382, $291,221 and $346,679 in fiscal years ending August 31, 2001, 2000 and 1999, respectively. The Company anticipates having up to $740,000 in total capital expenditures primarily for the purchase of leasehold improvements, production and other equipment, and tooling costs during fiscal 2002.

As of August 31, 2001, the Company has available a $132,000 equipment line of credit expiring February 28, 2002 and a bank demand line of credit available of up to $1,000,000. See Notes 5 and 6 to the Consolidated Financial Statements. As of August 31, 2001, the Company had no outstanding borrowings under the demand line of credit and had approximately $418,000 in borrowings outstanding under equipment lines of credit.

Management believes that its current cash position, together with internally generated funds at present sales levels and its available bank financing, will provide adequate cash reserves to satisfy its cash requirements for the next twelve months. Depending upon whether or not sufficient revenue and working capital is generated from profitable operations, the Company may require additional external funding. There is no assurance that profits will be generated, or that additional external funding will be obtainable, if such a need should arise.

Results of Operations

Fiscal years ended August 31, 2001, 2000 and 1999

Net sales in 2001 decreased 8% from 2000 while 2000 sales increased 22% from 1999. The reduction in sales for 2001 is due to decreases in access control, accessory, glassbreak and OEM product lines, partially offset by increases in the keypad and vertical market product lines. The increase in sales for 2000 is due to an increase in access control, keypad and OEM sales, partially offset by decreases in glassbreak and vertical market product line sales.

The ratios of gross profit to sales were 44% in 2001, 45% in 2000 and 47% in 1999. The decreases in gross profit ratios are due to product mix and additional manufacturing costs.

Research and development expenses were $1,045,389 in 2001, as compared to $1,201,859 in 2000 and $731,302 in 1999. The reduction in costs in 2001 from 2000 is primarily due to decreases in personnel and related expenses and consultants. The increase in costs in 2000 from 1999 is primarily due to an increase in personnel and related expenses and consultants.

As a percentage of net sales, selling, general and administrative expenses were both 33% in 2001 and 2000, and 36% in 1999. The decrease in expenses as a percentage of net sales in 2000 from the 1999 level is primarily due to decreases in bad debt, sales samples, amortization expense and the closing of the Company's European sales office, partially offset by increased depreciation expense and renovation costs, combined with improved sales efficiencies.

Other income decreased approximately $5,000 in 2001 from 2000 primarily due to a decrease in interest income because of lower rates on invested balances. Other income increased approximately $44,000 in 2000 from 1999 primarily due to an increase in interest income because of higher invested balances.

The Company's effective income tax rate, which includes current and deferred taxes, is 21% for 2001, (29%) for 2000 and (89%) for 1999. The difference between the effective tax rate and the federal statutory rate for fiscal 2001 is primarily the result of utilization of net operating loss carryforwards. The Company's effective tax rate in 2000 and 1999 differs from the federal statutory rate because of the deferred tax asset recorded during the fiscal years and utilization of federal net operating loss carryforwards.

Impact of Inflation and Changing Prices

The Company does not believe that inflation or changing prices have had a significant impact on its operations.

Recent Accounting Pronouncements

During 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*" In June 2000, the FASB issued SFAS No. 137, "*Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an amendment of FASB Statement No. 133.*" SFAS No. 133 is effective in fiscal year 2001. The implementation of this statement did not have a material impact on the Company's consolidated financial statements because the Company did not have any derivative instruments.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "*Revenue Recognition in Financial Statements.*" This bulletin established guidelines for revenue recognition. The implementation of this SAB in fiscal year 2001 did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "*Business Combinations*", and SFAS No. 142, "*Goodwill and Other Intangible Assets*". SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and instead subjects these assets to periodic impairment assessments. SFAS No. 142 is effective immediately for all goodwill and certain other intangible assets acquired after June 30, 2001. The Company does not expect that the implementation of SFAS No's. 141 and 142 will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*". SFAS No. 144 supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,*" and the accounting and reporting provisions of Accounting Principles Bulletin Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*". SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company is required to implement SFAS No. 144 on September 1, 2002, and it has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

Factors that May Affect Future Results

Information provided by the Company in writing and orally, from time to time may contain certain "forward-looking" information as this term is defined by: (1) the Private Securities Litigation Reform Act of 1995 (the "Act") and (2) in releases made by the Securities and Exchange Commission. These Cautionary Statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. The Company cautions investors that any forward-looking statements made by the Company involve risks and uncertainties, which could cause actual results to differ materially from those projected.

The Company has identified certain risks and uncertainties as factors, which may impact on its operating results, which are detailed below. All of these factors are difficult for the Company to forecast, and these or other factors can materially adversely affect the Company's business and operating results for one quarter or a series of quarters.

Limited Financial Resources. The Company has limited financial resources. It is therefore subject to all the risks generally associated with a small business having limited financial resources. For the years ended August 31, 2001, 2000 and 1999 the Company had net income of approximately $136,000, $355,000 and $555,000, respectively. There can be no assurance that the Company will continue profitable operations. Continued operations after the expenditure of the Company's existing cash reserves may require additional working capital to be generated by profitable operations or use of the bank lines of credit and/or additional financing. There can be no assurance that profits will continue or that additional external funding will be obtainable, if such a need should arise.

Dependence on Key Employees. The business of the Company is dependent upon the efforts of John Waldstein and certain other key management and technical employees. The loss or prolonged disability of such personnel could have a significant adverse effect on the business of the Company. The Company presently maintains a key man life insurance policy of $1,000,000 on John Waldstein, President and Chief Executive Officer.

Limited Design Engineering Staff. The Company is engaged in an industry, which, as a result of extensive research and development, introduces new products on a regular basis. Current competitors or new market entrants may develop new products with features that could adversely effect the competitive position of the Company's products. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products or that the Company will be able to respond effectively to technological changes or product announcements by competitors. Any failure or delay in these goals could have a material adverse affect on the Company.

Fluctuations in Sales and Operating Results. Operating results may fluctuate due to factors such as the timing of new product announcements and introductions by the Company, its major customers and its competitors, market acceptance of new or enhanced versions of the Company's products, changes in the product mix of sales, changes in the relative proportions of sales among distribution channels or among customers within each distribution channel, changes in manufacturing costs, competitive pricing pressures, the gain or loss of significant customers, increased research and development expenses associated with new product introductions and general economic conditions. A limited number of customers have accounted for a significant portion of sales in any particular quarter. In addition, the Company typically operates with a relatively small backlog. As a result, quarterly sales and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter which are difficult to forecast. In this regard, the Company may recognize a substantial portion of its sales in a given quarter from sales booked and shipped in the last weeks of that quarter. A delay in customer orders, resulting in a shift of product shipment from one quarter to another, could have a significant effect on the Company's operating results in a quarter. In addition, competitive pressure on pricing in a given quarter could adversely affect the Company's operating results, or such price pressure over an extended period could adversely affect the Company's long-term profitability.

The Company establishes its expenditure levels for sales and marketing and other expenses based, in large part, on its expected future results. As a result, if sales fall below expectations, there would likely be a material adverse effect on operating results because only a small portion of the Company's expenses vary with its sales in the short-term.

Concentration of Customers. The Company has a substantial number of customers but sells a large majority of its products to a small number of large customers. This concentration of customers may cause net sales and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. Sales to the Company's two largest customers accounted for approximately 46% of the Company's total net sales for the fiscal year ended August 31, 2001. The Company's industry has recently experienced significant consolidation, which may further increase the Company's concentration among its major customers. There can be no assurance that the Company's major customers will place additional orders, or that the Company will obtain orders of similar magnitude from other customers. The Company's operating results could be materially and adversely effected if any present or future major customer were to choose to reduce its level of orders, were to experience financial, operational or other difficulties that resulted in such a reduction in orders to the Company or were to delay paying or fail to pay the Company's receivables from such customer.

General Economic Conditions. Our business is subject to the effects of general economic conditions in the United States and globally. If the economic conditions in the United States and globally do not improve, or if we experience a worsening in the global economic slowdown, we may experience adverse impacts on our business, operating results and financial condition.

Competition. Other companies in the industry offer products in competition with those of the Company. Many of the companies with which the Company competes are substantially larger, have greater resources and market a larger line of products. The Company expects competition to increase significantly in the future from existing competitors and new companies that may enter the Company's existing or future markets. Increased competition could adversely affect the Company's sales and profitability. There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or with new competitors.

Lack of Patent Protection. Although the Company has obtained some patent and copyright protection for certain of its products and software, management believes that competitors may be able to market certain products similar to those sold by the Company.

Offshore Production. The Company is currently having some of its finished products manufactured in Asia. The Company presently maintains certain manufacturing molds in Asia and has a significant amount of components for some products manufactured in Asia. There can be no assurance that the Asian political or economic environment will remain sufficiently stable or that other factors will allow for reliable and consistent delivery of product.

Dependence on Single Source of Supply. The Company is dependent upon sole source suppliers for a number of key components and parts used in the Company's products. There can be no assurance that these suppliers will be able to meet the Company's future requirements for such components or that the components will be available to the Company at favorable prices, or at all. Any extended interruption in the supply or significant increase in price of any such components could have a material adverse effect on the Company's operating results in any given period.

Foreign Sales. During the year ended August 31, 2001, the Company's foreign sales represented approximately 10% of net sales. There may be a reduction in the Company's foreign sales from the 2001 level in the event of significant changes in foreign exchange rates or political and economic instability in foreign countries.

Limited Market for Common Stock. There is a limited market for the Company's common stock and there can be no assurance that even this limited market will be sustained. Holders of the Company's common stock may have difficulty selling their shares or may have difficulty selling them at a favorable price.

Maintain Listing on NASDAQ. There can be no assurance that the Company will continue to meet the NASDAQ SmallCap standards to maintain its listing on NASDAQ. If the Company is unable to maintain its listing on NASDAQ, holders of the Company's common stock may have difficulty selling their shares at a favorable price.

Volatility of Stock Price. The Company's stock price is subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations, announcements of new products by the Company or its competitors and other events or factors could have an immediate impact on the Company's stock price. The stock price may also be affected by broader market trends unrelated to the Company's performance.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	August 31	
	2001	2000
Current assets:		
Cash and cash equivalents	$1,549,954	$1,642,359
Accounts receivable, net of allowance for doubtful accounts and returns of $215,000 and $171,000 in 2001 and 2000, respectively	1,211,884	1,135,128
Inventories	848,742	831,993
Deferred income taxes	330,000	348,000
Other current assets	239,486	250,097
Total current assets	4,180,066	4,207,577
Property and equipment, net of accumulated depreciation and amortization	476,359	505,101
Other assets:		
Deferred income taxes	88,000	76,000
Other	36,711	11,950
Total other assets	124,711	87,950
	$4,781,136	$4,800,628

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$330,627	$444,884
Accrued expenses	987,306	1,118,401
Income taxes payable	31,000	15,000
Current portion of long-term obligations	218,066	172,336
Total current liabilities	1,566,999	1,750,621
Long-term obligations, less current portion	201,488	188,543
Commitments		
Shareholders' equity:		
Common stock, $0.01 par value:		
Authorized, 5,984,375 shares		
Issued 1,589,313 and 1,570,813 shares in 2001 and 2000, respectively	15,893	15,708
Capital in excess of par value	4,868,791	4,853,991
Accumulated deficit	(1,833,391)	(1,969,591)
Less treasury stock, at cost - 35,000 shares	(38,644)	(38,644)
Total shareholders' equity	3,012,649	2,861,464
	$4,781,136	$4,800,628

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended August 31		
	2001	2000	1999
Net sales	$10,584,081	$11,452,278	$9,425,569
Cost of sales	5,884,800	6,295,556	5,028,089
Gross profit	4,699,281	5,156,722	4,397,480
Operating expenses:			
Research and development costs	1,045,389	1,201,859	731,302
Selling, general and administrative expenses	3,525,479	3,732,147	3,394,207
Total operating expenses	4,570,868	4,934,006	4,125,509
Income from operations	128,413	222,716	271,971
Interest expense	(32,329)	(29,706)	(15,680)
Other income	77,116	81,755	37,379
Income before income taxes	173,200	274,765	293,670
Provision (benefit) for income taxes	37,000	(80,000)	(261,800)
Net income	$136,200	$354,765	$555,470
Net income per share:			
Basic	$0.09	$0.23	$0.37
Diluted	$0.08	$0.21	$0.35
Shares used in computing net income per share:			
Basic	1,539,145	1,524,964	1,493,479
Diluted	1,647,282	1,688,549	1,574,279

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended August 31, 2001, 2000 and 1999

	Common Stock		Capital in Excess of	Accumulated	Treasury Stock		
	Shares	Amount	Par Value	Deficit	Shares	Cost	Total
BALANCE, September 1, 1998	1,528,301	$15,283	$4,796,149	($2,879,826)	35,000	($38,644)	$1,892,962
Issuance of stock warrants	-	-	6,356	-	-	-	6,356
Stock issued upon exercise of stock warrants	5,000	50	4,450	-	-	-	4,500
Net income	-	-	-	555,470	-	-	555,470
BALANCE, August 31, 1999	1,533,301	15,333	4,806,955	(2,324,356)	35,000	(38,644)	2,459,288
Issuance of stock options	-	-	7,074	-	-	-	7,074
Stock issued upon exercise of stock options and warrants	37,512	375	39,962	-	-	-	40,337
Net income	-	-	-	354,765	-	-	354,765
BALANCE, August 31, 2000	1,570,813	15,708	4,853,991	(1,969,591)	35,000	(38,644)	2,861,464
Stock issued upon exercise of stock options	18,500	185	14,800	-	-	-	14,985
Net income	-	-	-	136,200	-	-	136,200
BALANCE, August 31, 2001	1,589,313	$15,893	$4,868,791	($1,833,391)	35,000	($38,644)	$3,012,649

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended August 31		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$136,200	$354,765	$555,470
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	329,374	343,691	306,505
Stock options and warrants issued for professional services	-	7,074	6,356
Deferred income taxes	6,000	(95,000)	(329,000)
Changes in operating assets and liabilities:			
Accounts receivable	(76,756)	(410,796)	262,071
Inventories	(16,749)	201,104	(286,527)
Other current assets	10,611	(67,926)	(28,355)
Accounts payable and accrued expenses	(245,352)	144,546	190,578
Income taxes payable	16,000	(47,000)	18,000
Net cash provided by operating activities	159,328	430,458	695,098
Cash flows from investing activities:			
Net purchase of property and equipment	(299,382)	(291,221)	(346,679)
Other assets	(26,011)	-	-
Net cash used in investing activities	(325,393)	(291,221)	(346,679)
Cash flows from financing activities:			
Additions to debt obligations	256,748	280,727	157,390
Payments of debt obligations	(198,073)	(144,974)	(79,153)
Proceeds from exercise of stock options and warrants	14,985	40,337	4,500
Net cash provided by financing activities	73,660	176,090	82,737
Cash and cash equivalents:			
(Decrease) increase during the year	(92,405)	315,327	431,156
Balances, beginning of year	1,642,359	1,327,032	895,876
Balances, end of year	$1,549,954	$1,642,359	$1,327,032
Supplementary disclosure of cash flow information:			
Interest paid	$31,538	$29,984	$15,680
Income taxes paid	$425	$2,500	$52,868

See notes to consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

International Electronics, Inc. and subsidiaries (the "Company") designs, manufactures, markets and sells electronic products for the security industry and other commercial applications.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of International Electronics, Inc. and its majority-owned subsidiary, Ecco Industries, Inc. ("Ecco"), and its wholly owned subsidiary, International Electronics Europe Limited. All material intercompany transactions, balances and profits have been eliminated.

Cash Equivalents

The Company considers all highly liquid instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which constitute financial instruments approximate their recorded value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company has no significant off-balance sheet concentrations such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The majority of the Company's cash is maintained with a commercial bank. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales (see Note 11).

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Reserves are recorded for slow-moving, obsolete, unsalable or unusable items based upon a product-level review.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the applicable assets, including capital leases.

	Estimated lives
Machinery and equipment	3-5 years
Office furniture and equipment	3-7 years
Leasehold improvements	Life of lease

Other Assets

Other assets include a license for certain technology embedded in the Company's products. The license is amortized over its estimated three-year useful life.

Significant Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized upon shipment provided there are no uncertainties regarding acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection of the related receivable is probable. If uncertainties exist, the Company recognizes revenue when these uncertainties are resolved. An allowance for estimated future returns is recorded at the time revenue is recognized based on the Company's historical experience. Estimated product warranty costs are recorded at the time of product revenue recognition.

Research and Development Costs

All research and development costs are charged to operations as incurred.

Employee Stock-Based Compensation

The Company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"*, as permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation"*, to account for all of its employee and director stock-based compensation plans.

Non-employee Stock-Based Compensation

The Company complies with the provisions of SFAS No. 123 relating to the accounting for awards of stock-based compensation to non-employees. Accordingly, stock-based compensation awarded to non-employees is accounted for using the fair-value method.

Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, *"Reporting Comprehensive Income"*. Comprehensive income for the three years ended August 31, 2001 does not differ from the reported net income.

Disclosure About Segments of an Enterprise

The Company has adopted SFAS No. 131, *"Disclosure About Segments of an Enterprise and Related Information"*, which requires companies to report selected information about operating segments, products and services, geographic areas and major customers. Operating segments are determined based on the way the chief operating decision-maker organizes the business for making operating decisions and assessing performance. The Company has determined that it conducts its operations in one business segment.

Reclassifications

Certain reclassifications have been made to prior year's financial statements to conform to the 2001 presentation.

Recent Accounting Pronouncements

During 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*. In June 2000, the FASB issued SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an amendment of FASB Statement No. 133"*. SFAS No. 133 is effective in fiscal year 2001. The implementation of this statement did not have a material impact on the Company's consolidated financial statements because the Company did not have any derivative instruments.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, *"Revenue Recognition in Financial Statements"*. This bulletin established guidelines for revenue recognition. The implementation of this SAB in fiscal year 2001 did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "*Business Combinations*", and SFAS No. 142, "*Goodwill and Other Intangible Assets*". SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and instead subjects these assets to periodic impairment assessments. SFAS No. 142 is effective immediately for all goodwill and certain other intangible assets acquired after June 30, 2001. The Company does not expect that the implementation of SFAS No's. 141 and 142 will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No. 144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"* and the accounting and reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"*. SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. The Company is required to implement SFAS No. 144 on September 1, 2002, and it has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

Net Income Per Share

Basic net income per share is computed by dividing net income by weighted-average common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of common and dilutive option and warrant shares outstanding based on the average market price of the Company's common stock (under the treasury stock method).

The following table sets forth the computation of the weighted-average number of shares used in calculating basic and diluted net income per share:

	2001	2000	1999
Weighted-average shares outstanding for basic net income per share	1,539,145	1,524,964	1,493,479
Effect of dilutive option and warrant shares	108,137	163,585	80,800
Total shares for diluted net income per share	1,647,282	1,688,549	1,574,279

The calculations for diluted net income per share do not include aggregate stock options and warrants of 186,667, 36,000 and 77,037 for the years ended August 31, 2001, 2000 and 1999, respectively.

2. INVENTORIES

Inventories at August 31 consist of the following:

	2001	2000
Raw materials and subassemblies	$578,839	$555,136
Work in process	123,479	116,054
Finished goods	146,424	160,803
	$848,742	$831,993

3. PROPERTY AND EQUIPMENT

Property and equipment at August 31 consist of the following:

	2001	2000
Machinery and equipment	$1,228,567	$1,011,250
Office furniture and equipment	1,008,419	986,289
Leasehold improvements	165,113	161,181
	2,402,099	2,158,720
Less accumulated depreciation and amortization	(1,925,740)	(1,653,619)
	$476,359	$505,101

4. ACCRUED EXPENSES

Accrued expenses at August 31 consist of the following:

	2001	2000
Payroll and related amounts	$323,050	$407,154
Warranty	347,833	395,124
Professional fees	150,952	157,039
Other	165,471	159,084
	$987,306	$1,118,401

5. LONG-TERM OBLIGATIONS

Long-term obligations at August 31 consist of the following:

	2001	2000
Equipment line of credit, 6.75%-7.75% (Note 6)	$417,948	$347,424
Collateralized 8% equipment loans, final payments through November 2001	1,606	7,727
Capitalized lease obligations	-	5,728
	419,554	360,879
Less current portion	(218,066)	(172,336)
	$201,488	$188,543

The future principal payments on long-term obligations as of August 31, 2001 are $218,066 in 2002, $141,641 in 2003 and $59,847 in 2004.

6. BANK ARRANGEMENTS

As of August 31, 2001, the Company has available an equipment line of credit that provides for borrowings of up to $132,000 expiring February 28, 2002, and a demand line of credit that provides for borrowings of up to $1,000,000. Both lines of credit are at the bank's prime rate of interest, and all of the Company's assets are collateralized under these arrangements. The credit agreements contain certain restrictive covenants including covenants limiting the payment of dividends, a minimum debt to tangible net worth ratio and annual net income. As of August 31, 2001, no borrowings have been made under the demand line of credit and the Company has an aggregate of $417,948 outstanding as equipment debt which is payable in monthly installments through August 2004 (Note 5).

7. COMMITMENTS

Leases

The Company leases an administrative and production facility under an operating lease, which expires in April 2004 at an annual rate of $145,000. The Company is responsible for certain real estate taxes, utilities and maintenance costs. Total rental expense for operating leases for the years ended August 31, 2001, 2000 and 1999 amounted to approximately $197,000, $198,000 and $171,000, respectively.

Employment Arrangements

The Company has a continuous three-year employment agreement with its President and Chief Executive Officer providing minimum annual aggregate compensation of approximately $160,000. The employment agreement contains certain termination provisions. In addition, the Company has employment arrangements with certain other key management that require salary and benefit continuation for one year (representing an aggregate of $427,000 in salaries as of August 31, 2001) in the event of a termination of such employment as a result of an acquisition, merger or sale of assets of the Company (an "Acquisition").

8. INCOME TAXES

The provision (benefit) for income taxes is comprised of the following for the years ended August 31:

	2001	2000	1999
Current:			
Federal	$ -	$ -	$1,000
State	31,000	15,000	58,700
Foreign	-	-	7,500
	31,000	15,000	67,200
Deferred:			
Federal	5,000	(103,000)	(257,000)
State	1,000	8,000	(72,000)
	6,000	(95,000)	(329,000)
	$37,000	($80,000)	($261,800)

The Company's effective tax rate differs from the statutory federal income tax rate due to the following for the years ended August 31:

	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	11.8	3.8	(1.0)
Amortization of goodwill	-	7.8	9.9
Other permanent items	0.9	4.1	4.7
Recognition of previously reserved tax assets	(62.9)	(109.6)	(140.2)
Other	37.6	30.8	3.5
Effective tax rate	21.4%	(29.1)%	(89.1)%

As of August 31, 2001, the Company has net operating loss carryforwards of approximately $760,000, expiring in varying amounts from 2004 to 2010 (primarily 2004 to 2007). Included in this amount is approximately $340,000 of net operating loss carryforwards which are limited to use against income of Ecco. Aggregate research and development credit carryforwards of $10,000 at August 31, 2001 expire in varying amounts through the year 2005. Net operating loss carryforwards may be limited in the event of certain circumstances, including significant changes in ownership interests.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances have been recorded to offset net deferred tax assets due to the uncertainty of realizing the benefit of some assets. During the years ended August 31, 2001 and 2000, the Company reduced its valuation allowance by $88,000 and $301,000, respectively, because of utilization of the Company's net operating loss carryforwards.

The following is a summary of the significant components of the Company's deferred tax assets at August 31:

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$260,000	$348,000
Tax credits	10,000	10,000
Accounts receivable reserves	86,000	68,000
Inventories and related reserves	220,000	228,000
Other	23,000	67,000
Depreciation	89,000	61,000
Valuation allowance	(270,000)	(358,000)
	$418,000	$424,000

9. CAPITAL TRANSACTIONS

Stock Warrants

The Company has issued stock warrants in connection with certain services and financing arrangements.

A summary of activity of stock warrants is as follows:

	Consultants	Officers	Debt	Total
Outstanding, September 1, 1998	51,167	35,000	2,512	88,679
Exercised	(5,000)	-	-	(5,000)
Outstanding, August 31, 1999	46,167	35,000	2,512	83,679
Exercised	(15,000)	-	(2,512)	(17,512)
Expired	(3,333)	-	-	(3,333)
Outstanding, August 31, 2000	27,834	35,000	-	62,834
Expired	(10,000)	-	-	(10,000)
Outstanding, August 31, 2001 (weighted average exercise price of $1.29)	17,834	35,000	-	52,834
Exercisable	17,834	35,000	-	52,834
Exercise prices	$0.72-$2.07	$0.74-$2.12	$ -	$0.72-$2.12

The Company has granted certain "piggy-back" rights to certain warrant holders with respect to the registration of such shares underlying the warrants with the Securities and Exchange Commission.

Stock Options

Since 1988, the Company has approved and reserved shares of common stock for nonqualified and incentive stock option plans for the benefit of certain employees, non-employee directors and key advisors. The option plans are administered by a committee appointed by the Board of Directors (the "Committee"), which determines the terms of options including the exercise price, expiration date (no longer than 10 years), number of shares and vesting provisions. All options vest at the rate of 25% per year with the exception of options issued to certain officers, non-employee directors and key advisors with vesting provisions established by the Committee. All of the options vest 100% and are fully exercisable in the event of an Acquisition of the Company. At August 31, 2001, 71,492 shares remain available for future grants.

The following table summarizes information concerning outstanding and exercisable options as of August 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Wght. Avg. Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.72-$1.00	41,200	1.60	$0.80	41,200	$0.80
1.01-2.00	248,293	6.11	1.44	175,502	1.39
2.01-2.81	112,167	5.90	2.35	68,167	2.25
	401,660	5.59	$1.63	284,869	$1.51

A summary of activity of the stock option plans is as follows:

	Shares	Wght. Ave. Exercise Price
Outstanding, September 1, 1998	321,767	$1.41
Granted (weighted average fair value of $0.84)	75,333	1.34
Canceled/expired	(40,670)	1.56
Outstanding, August 31, 1999	356,430	1.38
Granted (weighted average fair value of $1.66)	48,500	2.48
Exercised	(20,000)	1.42
Canceled/expired	(8,621)	1.28
Outstanding, August 31, 2000	376,309	1.53
Granted (weighted average fair value of $1.36)	48,000	2.02
Exercised	(18,500)	0.81
Canceled/expired	(4,149)	1.19
Outstanding, August 31, 2001	401,660	$1.63

Employee-Stock-Based Compensation

With respect to employee and director stock-based compensation, the Company has adopted the disclosure-only requirements of SFAS No. 123. Accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements for employee and director stock-based compensation awarded under employee stock option plans as the option exercise price equals the market price of the underlying stock on the date of grant. If compensation cost had been determined for awards under the Company's employee and director stock option plans based on the fair value of the awards at the date of grant in accordance with the provisions of SFAS No. 123, the Company's net income and net income per share for the years ended August 31, 2001, 2000 and 1999 would have decreased to the pro forma amounts indicated below:

	2001	2000	1999
Net income - as reported	$136,200	$354,765	$555,470
Net income - pro forma	83,991	322,366	483,730
Net income per diluted share - as reported	$0.08	$0.21	$0.35
Net income per diluted share - pro forma	0.05	0.19	0.31

The pro forma disclosures presented are not necessarily representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with an assumed risk-free interest rate of 5.0% in 2001 and 5.5% in 2000 and 1999, and an expected life of five years, an expected volatility of 80% and assumes no dividends will be paid for 2001, 2000 and 1999.

Common Stock Reserved

Common stock reserved for future issuance at August 31, 2001 consists of the following:

Stock warrants	52,834
Stock options	473,152
	525,986

10. BENEFIT PLAN

The Company sponsors a savings plan for its employees, which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from the Company are made at the discretion of the Board of Directors. The Company has made no contributions to the 401(k) plan to date.

11. VENDORS, CUSTOMERS AND INTERNATIONAL SALES

The Company is dependent upon sole source suppliers for a number of key components of its products. There can be no assurance that these suppliers will be able to meet the Company's future requirements for such components or that the components will be available at favorable terms. Any extended interruption in the supply of any such components or any significant price increase could have a material adverse effect on the Company's operating results in any given period.

Two customers in 2001 and one customer in both 2000 and 1999 each contributed more than 10% of net sales, representing an aggregate of 46% of net sales in 2001, 36% in 2000, and 40% in 1999. The accounts receivable from these customers amounted to approximately $542,000 and $181,000 at August 31, 2001 and 2000, respectively.

The Company sources a significant amount of components, manufactures products and maintains certain molds for its products in Asia. The Company believes that such sourcing reduces its cost of sales through lower parts, labor and tooling costs. There can be no guarantee that the Asian political or economic environment will remain sufficiently stable to allow reliable and consistent delivery of product. Any extended interruption in the supply or significant increase in the price of any such components and products could have a material adverse effect on the Company's operating results in any given period. International sales, primarily to Canada, Europe and Asia, were approximately $1,038,000 in 2001, $918,000 in 2000 and $977,000 in 1999. Substantially all of the Company's long-lived assets are located in the United States of America.

12. OTHER INCOME

Other income consists of the following for the years ended August 31:

	2001	2000	1999
Interest	$77,360	$77,530	$60,343
Other income (expense)	(244)	4,225	(22,964)
	$77,116	$81,755	$37,379

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
International Electronics, Inc.
Canton, Massachusetts

We have audited the accompanying consolidated balance sheets of International Electronics, Inc. and subsidiaries (the "Company") as of August 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Boston, Massachusetts
November 9, 2001

COMMON STOCK PRICES (unaudited)

International Electronics, Inc. common stock, $0.01 par value per share, is traded on the NASDAQ Small-Cap market under the symbol IEIB. As of November 2, 2001, we estimate that there were approximately 1,700 beneficial holders of our common stock. The following table sets forth the high and low sales prices for IEI's common stock per NASDAQ.

	Fiscal Year 2001		Fiscal Year 2000	
	High	Low	High	Low
First Quarter	$2.50	$2.00	$3.13	$1.63
Second Quarter	2.53	1.75	3.72	1.75
Third Quarter	2.44	1.40	3.25	2.00
Fourth Quarter	1.75	1.30	3.00	2.00

10-KSB STATEMENT

A copy of IEI's Annual Report, Form 10-KSB, as filed with the Securities and Exchange Commission, will be furnished without charge to each shareholder upon receipt of a written request. Requests should be addressed to Mr. John Waldstein, President/Treasurer, International Electronics, Inc., 427 Turnpike Street, Canton, Massachusetts 02021.

OFFICERS, DIRECTORS, AND SHAREHOLDER REFERENCE

Officers and Directors

John Waldstein
Chairman, President, Treasurer and Director
Chief Executive and Financial Officer

James Brierley, Jr.
Vice President of Sales and Marketing

Christopher Hentschel
Vice President of Engineering

Diane Balcom
Director
Independent Consultant

Kenneth Moyes
Director
President of E.H. Publishing, Inc.

Heath Paley
Director
Self-employed Computer Consultant

Steven Tannenbaum
Director
President of Greenwood Investments, Inc.

General Counsel

Cohan Rasnick Myerson LLP
Boston, MA

Independent Auditors

Deloitte & Touche LLP
Boston, MA

Transfer Agent

American Stock Transfer
New York, New York

Trading Symbol

NASDAQ Small Cap Market Symbol - IEIB

Annual Meeting of Shareholders

Tuesday, March 26, 2002
10:00 a.m.
International Electronics, Inc.
427 Turnpike Street
Canton, MA 02021

Corporate Address

427 Turnpike Street
Canton, Massachusetts 02021
781-821-5566
www.ieib.com

INTERNATIONAL
ELECTRONICS, INC